UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Skillz Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share
Class B common stock, par value $0.001 per share

(Title of Class of Securities)

Class A common stock: 83067L 109
Class B common stock: Not Applicable

(CUSIP Number)

P.O. Box 445

San Francisco, CA 94104

(415) 762-0511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83067L 109

1	NAME OF REPORTING PERSONS Andrew Paradise
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,601,268 Shares of Class B common stock and 0 shares of Class A common stock(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 68,601,268 Shares of Class B common stock and 0 shares of Class A common stock (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,601,268 Shares of Class B common stock and 0 shares of Class A common stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of the Class A common stock and 98.58% of the Class B common stock(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of March 18, 2021 by the Reporting Person were acquired in connection with the Business Combination (defined below) and include (i) 68,601,268 shares of Class B common stock but exclude (ii) options to acquire 7,024,488 Class B common stock.
(2)	Calculated based on 317,210,386 shares of Class A common stock and 69,587,138 shares of Class B common stock issued and outstanding as of March 19, 2021 as reported in the Issuer’s prospectus filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 19, 2021 (the “Prospectus”).

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This Amendment No. 3 (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D first filed with the Securities and Exchange Commission on December 10, 2020 (as amended by Amendment No. 1 filed December 23, 2020 and Amendment No. 2 filed March 10, 2021, the “Original Schedule 13D”), and is filed by the Reporting Person with respect to the Class A common stock and Class B common stock of the Issuer. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

This Amendment No. 3 amends the Original Schedule 13D as specifically set forth herein. Except as set forth herein, all other information in the Original Schedule 13D remains the same.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph:

On March 18, 2021, in connection with a registered secondary offering (the “Secondary Offering”) of 32,000,000 Class A common stock by the Company and selling stockholders, Mr. Paradise entered into an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc. (“Citigroup”), Goldman Sachs & Co. LLC (“Goldman”), and Jefferies LLC (“Jefferies”), as representatives of the several underwriters (the “Underwriters”) named in Schedule I thereto. Pursuant to the Underwriting Agreement, Mr. Paradise agreed to sell 8,402,866 shares of Class A common stock to the Underwriters at a price of $23.34 per share (the “Share Sale”). The Share Sale was priced on March 18, 2021. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) See responses to Item 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c)  The Reporting Person was involved in the Business Combination as the founder and Chief Executive Officer of Old Skillz. Except as set forth in this Amendment No. 3 and described in Amendment No. 2, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Class A common stock and Class B common stock during the sixty days prior to the date of filing this Amendment No. 3.

(d)  Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A common stock and the Class B common stock of the issuer beneficially owned by the Reporting Person as reported in this Amendment No. 3.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Share Sale referred to in Item 4 above, Mr. Paradise entered into (i) the Underwriting Agreement (see Item 4), which is attached as Exhibit 10.1 hereto and is incorporated herein by reference and (ii) a Lock-Up Agreement with the Underwriters, dated as of March 18, 2021, which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1 Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the Registration Statement on Form S-1 (file no. 333-254379) filed by Skillz Inc. with the Commission on March 17, 2021).

Exhibit 10.2 Lock-Up Agreement

Exhibit 99.1 Power of Attorney

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 22, 2021

Andrew Paradise

By:	/s/ Charlotte Edelman, Attorney-in-Fact
Name: Andrew Paradise

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